Exhibit 99.2

Industry Canada	Industrie Canada

Certificate	Certificat
of Incorporation	de constitution

Canada Business	Loi canadienne sur
Corporations Act	les sociétés par actions

7188501 CANADA INC.	718850-1

Name of corporation-Dénomination de la société	Corporation number-Numéro de la société

I hereby certify that the above-named corporation, the articles of incorporation of which are attached, was incorporated under the Canada Business Corporations Act.	Je certifie que la société susmentionnée, dont les statuts constitutifs sont joints, a été constituée en société en vertu de la Loi canadienne sur les sociétés par actions.

June 10, 2009 / le 10 juin 2009
Richard G. Shaw	Date of Incorporation - Date de constitution
Director - Directeur

Industry Canada Canada Business Corporations Act	Industrie Canada Loi canadienne sur les sociétés par actions	ELECTRONIC TRANSACTION REPORT ARTICLES OF INCORPORATION (SECTION 6)	RAPPORT DE LA TRANSACTION ÉLECTRONIQUE STATUTS CONST1TUTIES (ARTICLE 6)

Processing Type - Mode de Traitement:	E-Commerce/Commerce-É

1.                        Name of Corporation - Dénomination de la société

7188501 CANADA INC.

2.                        The province or territory in Canada where the registered office is to be situated - La province ou le territoire an Canada où se situera le siège social

ON

3.                        The classes and any maximum number of shares that the corporation is authorized to issue - Catégories et le nombre maximal d'actions que la société est autorisée à émettre

The annexed schedule is incorporated in this form.

L'annexe ci-jointe fait partie intégrante de la présente formule.

4.                        Restrictions, if any, on share transfers - Restrictions sur le transfert des actions, s'il y a lieu

The annexed schedule is incorporated in this form.

L'annexe ci-jointe fait partie intégrante de la présente formule.

5.                      Number (or minimum and maximum number ) of directors - Nombre ( ou nombre minimal et maximal ) d'administrateurs

Minimum: 3    Maximum: 12

6.                        Restrictions, if any, on business the corporation may carry on - Limites imposées à l'activité commerciale de la société, s'il y a lieu

The annexed schedule is incorporated in this form.

L'annexe ci-jointe fait partie intégrante de la présente formule.

7.                        Other provisions, if any - Autres dispositions, s'il y a lieu

The annexed schedule is incorporated in this form.

L'annexe ci-jointe fait partie intégrante de la présente formule.

8.                        Incorporators - Foudateurs

Name(s) - Nom(s)	Address (including postal code) - Adresse (inclure le code postal)	Signature

LAWRENCE DAVIS	21 GLEN CEDAR RD.,	LAWRENCE DAVIS
TORONTO, ONTARIO, CANADA, M6C 3E9

DARYL WILSON	6 GWYNETH DRIVE,	DARYL WILSON
CARLISLE, ONTARIO, CANADA, LOR 1H2

NORMAN SEAGRAM	47 CHESTNUT PARK ROAD,	NORMAN SEAGRAM
TORONTO, ONTARIO, CANADA, M4W 1W7

Item 3 - Shares / Rubrique 3 - Actions

An unlimited number of Preferred Shares, issuable in series and an unlimited number of Common Shares, the rights, privileges, restrictions and conditions of which are attached hereto as Schedule A

SCHEDULE A

The classes and any maximum number of shares that the Corporation is authorized to issue shall consist of an unlimited number of Preferred Shares, issuable in series, and an unlimited number of Common Shares with the following rights, privileges, restrictions and conditions:

COMMON SHARES

Section 1. Voting Rights

Each holder of Common Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation and to vote thereat, except meetings at which only holders of a specified class of shares (other than Common Shares) or specified series of shares are entitled to vote. At all meetings of which notice must be given to the holders of the Common Shares, each holder of Common Shares shall be entitled to one vote in respect of each Common Share held by such holder.

Section 2. Dividends

The holders of the Common Shares shall be entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation, to receive any dividend declared by the Corporation.

Section 3. Liquidation, Dissolution or Winding-Up

The holders of the Common Shares shall be entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation, to receive the remaining property of the Corporation on a liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary.

PREFERRED SHARES

(a)  One or More Series. - The Preferred Shares may at any time and from time to time be issued in one or more series.

(b)  Terms of Each Series. - Subject to the Canada Business Corporations Act (the “Act”) or any statute which may be substituted therefor, as amended from time to time, the directors may fix, before the issue thereof, the number of Preferred Shares of each series, the designation, rights, privileges, restrictions and conditions attaching to the Preferred Shares of each series, including, without limitation, any voting rights, any right to receive dividends (which may be cumulative or non-cumulative and variable or fixed) or the means of determining such dividends, the dates of payment thereof, any terms and conditions of redemption or purchase, any conversion rights, and any rights on the liquidation, dissolution or winding-up of the Corporation, any sinking fund or other provisions, the whole to be subject to the issue of a certificate of amendment setting forth the designation, rights, privileges, restrictions and conditions attaching to the Preferred Shares of the series.

(c)  Ranking of Preferred Shares. - The Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, rank on a parity with the Preferred Shares of every other series and be entitled to preference over the Common Shares. If any amount of cumulative dividends (whether or not declared) or declared non-cumulative dividends or any amount payable on any such distribution of assets constituting a return of capital in respect of the Preferred Shares of any series is not paid in full, the Preferred Shares of such series shall participate rateably with the Preferred Shares of every other series in respect of all such dividends and amounts.

Item 4 - Restrictions on Share Transfers / Rubrique 4 - Restrictions sur le transfert des actions

None

Item 6 - Restrictions - Business / Rubrique 6 - Restrictions - activité commerciale

None

Item 7 - Other Provisions / Rubrique 7 - Autres dispositions

1.  The directors may appoint from time to time one or more directors within the limits provided in the Canada Business Corporations Act.

2.  The directors are authorized to determine the number of directors of the corporation from time to time by resolution.